SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

Current assets:		
Cash and cash equivalents	$	286,416
Total assets	$	286,416

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	-
Total liabilities		-
Stockholders' equity:		
Common stock, no par value, authorized 2,000,000 shares, 2,000,000 shares issued and outstanding		795,000
Additional paid-in capital		746,000
Accumulated deficit		(1,254,584)
Total stockholders' equity		286,416
Total liabilities and stockholders' equity	$	286,416

The accompanying notes are an integral part of these financial statements.